Exhibit 3.1

AMENDMENT TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SILVERBOX CORP III

August 27, 2024

SILVERBOX CORP III (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1.	The name of the Corporation is “SilverBox Corp III”. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) on March 16, 2021, as amended by the Certificates of Amendment to the Certificate of Incorporation filed with the Delaware Secretary of State on May 17, 2021 and February 1, 2023 (collectively, the “Original Certificate”). An Amended and Restated Certificate of Incorporation, which both amended and restated the provisions of the Original Certificate, was filed in the office of the Secretary of State of the State of Delaware on February 27, 2023 (the “Amended and Restated Certificate of Incorporation”). The Amended and Restated Certificate of Incorporation is referred to herein as the “Charter”.

2.	This amendment (the “Amendment”) to the Amended and Restated Certificate of Incorporation further amends the Charter.

3.	This Amendment to the Charter was duly adopted by the affirmative vote by holders of at least a majority of the outstanding shares of Common Stock, voting together as a single class, in regards to the amendments to ARTICLE IX of the Charter, and duly adopted by the affirmative vote of both (x) a majority of the holders of outstanding Common Stock, voting together as a single class, and (y) a majority of the outstanding Class B common stock, voting as a separate class, in regards to the amendment to Section 4.3(b)(i), in each case, at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”).

4.	Section 4.3(b)(i) of the Charter is hereby amended and restated to read in full as follows:

“(i) Shares of Class B Common Stock shall be convertible into shares of Class A Common Stock on a one-for-one basis (the “Initial Conversion Ratio”) (A) at any time at the election of holder of such shares of Class B Common Stock and (B) automatically on the closing of a Business Combination.”

5.	Section 9.1(c) of the Article IX of the Charter is hereby amended and restated in its entirety to read as follows:

“(c) Notwithstanding the foregoing, in the event that the Corporation has not consummated an initial Business Combination by September 2, 2024 (the “Termination Date”), if requested by the Sponsor on the day immediately preceding the Termination Date or the applicable Extended Date, as the case may be, the Corporation may extend the Termination Date until March 2, 2025, comprised of six one-month extensions (each an “Extension” and the 2nd day of each month the Termination Date is extended, the “Extended Date,” in which case the Completion Window shall be extended to the Extended Date), provided that the Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account the lesser of (x) $100,000 or (y) $0.025 per share for each Offering Share that is not redeemed in connection with the Corporation’s special meeting held on August 27, 2024, for each such one-month extension unless the closing of the Corporation’s initial Business Combination shall have occurred in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of a Business Combination.”

6.	The following text of Section 9.2(a) of Article IX of the Charter is hereby deleted in its entirety:

“; provided, however, that the Corporation shall not redeem or repurchase Offering Shares to the extent that such redemption would result in the Corporation’s failure to have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor rule)) in excess of $5 million or any greater net tangible asset or cash requirement upon consummation of the Corporation’s initial Business Combination which may be contained in the agreement relating to the initial Business Combination (such limitation hereinafter called the “Redemption Limitation”)”.

7.	Section 9.2(e) of Article IX of the Charter is hereby amended and restated in its entirety as follows:

“(e) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination (or such other vote as the applicable law or stock exchange rules then in effect may require).

8.	Section 9.2(f) of Article IX of the Charter is hereby deleted in its entirety.

9.	The following text of Section 9.7 of Article IX of the Charter is hereby deleted in its entirety:

“The Corporation’s ability to provide such opportunity is subject to the Redemption Limitation.”

[Signature Page Follows]

IN WITNESS WHEREOF, SilverBox Corp III has caused this Amendment to be duly executed in its name and on its behalf by an authorized officer as of this 27th day of August, 2024.

SILVERBOX CORP III

By:	/s/ Stephen Kadenacy
Name: Stephen Kadenacy
Title: Chairman and Chief Executive Officer